ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated April 13, 2011

Commodities	UBS E-TRACS

UBS E-TRACS CMCI Agriculture Total Return

Product profile	Ticker: UAG

Underlying Index	UBS Bloomberg CMCI Agriculture Total Return
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A+ (S&P and Fitch)	Exposure to a portfolio of commodity futures through a single investment
CUSIP	902641760
Primary Exchange	NYSE Arca
Initial Trade Date	April 1, 2008	Convenience of an exchange- traded security
Maturity Date	April 5, 2038
Fee Amount (%)*	0.65% accrued on a daily basis
*As of December 31, 2010. See “Selected risk considerations” and the disclaimer for more information.

About the product

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors.

The UBS E-TRACS CMCI Agriculture Total Return exchange-traded note is designed to track the performance of the UBS Bloomberg CMCI Agriculture Index Total Return (the “Index”), less investor fees.

About the Index

The Index measures the collateralized returns from a basket of 10 futures contracts representing the agricultural sector. The commodity futures contracts are diversified across three constant maturities from three months up to one year. The Index was created in January 2007 and has no performance history prior to that date.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month	1 Year	5 Year
CMCI Agriculture Total Return	73.46%	15.10%	29.43%	38.07%	10.37%
S&P GSCI® Agriculture Total Return	29.57%	6.84%	29.48%	34.19%	-0.31%
DJ-UBS Agriculture Total Return	50.27%	10.96%	30.74%	38.49%	4.53%
Rogers Agriculture Total Return	23.73%	5.59%	26.19%	36.31%	0.28%

Historical results for the period from January 1, 2007 through December 31, 2010.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The UBS E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

Sector weightings

Number of holdings: 10

Agricultural futures

SRW Wheat	11.18%
Corn	17.08%
Soybeans	20.17%
Soybean Meal	5.14%
Soybean Oil	7.62%
Sugar #11	20.03%
Sugar #5	6.61%
Cocoa	3.16%
Coffe “C” Arabica	4.32%
Cotton	4.70%
Total	100%

Source: UBS Investment Bank; as of

December 31, 2010

The graph illustrates the historical returns of the Index from January 1, 2007 through December 31, 2010 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The UBS E-TRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the
Index or the Index constituents.

UBS E-TRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	e-tracs@ubs.com

Maturity weights

Constant Maturity Weights of Future Contracts

Source: UBS Investment Bank, CMCI Advisory Committee; as of December 31, 2010

Weights across maturities are determined based on the relative liquidity of the underlying futures contracts.

Benefits of Investing in UAG

Exposure to a portfolio of agricultural commodity futures through a single investment.

Selected risk considerations

An investment in the UBS E-TRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-11 in the prospectus supplement for the UBS E-TRACS ETNs (the “E-TRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the E-TRACS Prospectus.

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You may lose some or all of your principal — The UBS E-TRACS ETNs are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your UBS E-TRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the UBS E-TRACS ETNs.

•	Limited performance history — The payment at maturity, call or early redemption on the UBS E-TRACS ETNs is linked to the performance of the Index, which was introduced in January 2007. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for commodities investments in the livestock sector, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market in the livestock sector.

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Market risk — The return on the UBS E-TRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Credit of UBS — The UBS E-TRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the UBS E-TRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the UBS E-TRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the UBS E-TRACS ETNs.

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Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a single sector, agriculture. Investment in the UBS E-TRACS ETNs will increase your portfolio’s exposure to fluctuations in the agriculture commodity sector.

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A trading market for the UBS E-TRACS ETNs may not develop — Although the UBS E-TRACS ETNs are listed on NYSE Arca, a trading market for the UBS E-TRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the UBS E-TRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the UBS E-TRACS ETNs on NYSE Arca or any other exchange.

•	No interest payments from the UBS E-TRACS ETNs — You will not receive any interest payments on the UBS E-TRACS ETNs.
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No direct exposure to fluctuations in foreign exchange rates —The value of your UBS E-TRACS ETNs will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts composing the Index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the UBS E-TRACS ETNs, you will not receive any additional payment or incur any reduction in the payment at maturity, call or early redemption.

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Minimum Redemption Amount — You must elect to redeem at least 50,000 UBS E-TRACS ETNs for UBS to repurchase your UBS E-TRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your UBS E-TRACS ETNs for redemption with those of other investors to reach this minimum requirement.

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UBS’s Contingent Call Right — UBS may elect to redeem all outstanding UBS E-TRACS ETNs if the aggregate principal amount of UBS E-TRACS ETNs outstanding is less than $10,000,000 as described under “Specific Terms of the Securities —UBS’s Contingent Call Right” beginning on page S-37 of the E-TRACS Prospectus.

Contact us	UBS E-TRACS Investor Service Center: +1 – 877 – ETRACS 5	Email: e-tracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: www.ubs.com/e-tracs

1The issuer credit rating as of December 31, 2010 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the UBS E-TRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

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